UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

Winc, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-2988960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5340 Alla Road, Suite 105

Los Angeles, CA 90066

(Mailing Address of principal executive offices)

(855) 282-5829

Issuer’s telephone number, including area code

Item 3. Financial Statements

WINC, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

June 30, 2019 (unaudited) and December 31, 2018 (audited)

	June 30, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	$2,844,330	$1,903,085
Accounts receivable, net	1,491,048	1,047,049
Employee advances	117,733	108,779
Inventory, net	8,418,599	9,102,212
Prepaid expenses and other current assets	2,121,599	1,933,344
Total current assets	14,993,309	14,094,469

Property and Equipment, net	973,725	1,052,033
Other Assets	85,150	85,150

Total assets	$16,052,184	$15,231,652

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable	$1,912,177	$2 ,924,822
Accrued liabilities	1,390,829	1,743,026
Unearned revenue	954,990	1,462,105
Line of credit	0	4,405,859
Total current liabilities	4,257,996	10,535,812

Deferred rent	341,328	363,586
Derivative liabilities	722,587	722,587
Long term debt	4,908,152	4,910,000
Other liabilities		101,015
Total liabilities	$10,230,063	$16,633,000
Commitments and Contingencies (Note 9)
Stockholders’ Deficit
Common stock, $0.0001 par value, 65,000,000 shares authorized, 7,294,387, 5,631,161, 5,412,609 shares issued and outstanding at June 30, 2019 and December 31, 2018	992	992
Series Seed Preferred stock, $0.0001 par value, 13,296,372 shares authorized, 13,241,627 shares issued and outstanding at June 30, 2019 and December 31, 2018 (liquidation preference of $3,628,206 at June 30, 2019 and December 31,2018)	1,323	1323
Series A Convertible preferred stock, $0.0001 par value, 8,276,928 shares authorized, issued and outstanding at June 30, 2019 and December 31, 2018 (liquidation preference of $10,006,094 at June 30, 2019 and December 31, 2018)	828	828

Page 1	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

June 30, 2019 (unaudited) and December 31, 2018 (audited)

	June 30, 2019	December 31, 2018
LIABILITIES AND STOCKHOLDERS’ DEFICIT (continued)

Stockholders’ Deficit (continued)
Series B Preferred stock, $0.0001 par value, 13,381,711 shares authorized, 13,358,810 issued and outstanding at June 30, 2019 and December 31, 2018 (liquidation preference of $17,498,705 at June 30, 2019 and December 31, 2018)	1,336	1,336
Series B-1 Preferred stock, $0.0001 par value, 9,541,985 shares authorized, 6,870,679 issued and outstanding at June 30, 2019 and December 31, 2018 (liquidation preference of $13,500,884 at June 30, 2019 and December 31, 2018)	687	687
Series C Preferred stock, $0.0001 par value, 8,209,586 authorized, 8,209,586 issued and outstanding at June 30, 2019 (liquidation preference of $14,999,997 at June 30, 2019)	821	821
Series D Preferred stock	(35,003)	0
Treasury stock (1,350,000 at June 30, 2019)	(7,250)	(7,250)
Additional paid-in capital	50,893,334	41,299,394
Accumulated deficit	(45,034,947)	(42,698,658)
Total stockholders’ deficit	5,822,121	(1,401,348)

Total liabilities and stockholders’ deficit	$16,052,184	$15,231,652

Page 2	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Month Periods Ended June 30, 2019 and 2018 (unaudited)

	June 30, 2019	June 30, 2018

NET REVENUES	$18,489,493	$21,334,269

COST OF REVENUES	10,904,208	12,554,831

GROSS PROFIT	7,585,285	8,779,439

OPERATING EXPENSES
Marketing	3,221,677	2,687,480
Personnel	3,041,343	2,652,289
Production and operations	43,906	37,166
Creative development	128,236	112,240
General and administrative	3,154,267	2,834,583
Total operating expenses	9,589,430	8,323,757

PROFIT (LOSS) FROM OPERATIONS	(2,004,144)	455,682

OTHER (EXPENSE) INCOME
Interest expense	574,722	589,791
Change in fair value of derivative
Other income (expense)	252,677	169,345
Total other expense, net	(322,045)	420,446

LOSS BEFORE INCOME TAXES	(2,326,189)	(51,210)

INCOME TAX EXPENSE	10,100	17,370

NET INCOME (LOSS)	$(2,336,289)	$ 17, 867

NET INCOME ( LOSS) PER COMMON SHARE – BASIC AND DILUTED	(0.32)	0.00

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC AND DILUTED	7,294,387	5,775,400

In the opinion of management all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included

Page 3	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Six Month Period Ended June 30, 2019 and 2018 (unaudited)

			Series Seed		Series A		Series B		Series B-1		Series C		Series D
	Common Stock		Preferred Stock		Convertible Preferred		Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Treasury Stock
	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance – December 31, 2017	5,631,161	$976	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687					(1,350,000)	$(7,250)	$40,853,971	$(41,539,509)	$(687,638)
Common stock options exercised	1,663,226	$16															$126,234		$126,250
Stock-based Compensation																	$144,575		$144,575
Net Income																		$17,867	$17,867
Balance – June 30, 2018	7,294,387	$992	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687					(1,350,000)	$(7,250)	$41,124,780	$(41,521,642)	$(398,946)
Common stock options exercised
Stock-based Compensation																	$174,614		$174,614
Net loss																		$(1,177,016)	$(1,177,016)
Balance – December 31, 2018	7,294,387	$992	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687					(1,350,000)	$(7,250)	$41,299,394	$(42,698,658)	$(1,401,348)
Common stock options exercised
Stock-based Compensation																	$94,761		$94,761
Issuance of preferred stock, Series C, net of issuance costs											8,209,586	$821					$9,499,179		$9,500,000
Issuance of preferred stock, Series D, net of issuance costs													0	$(35,003)					$(35,003)
Net loss																		$(2,336,289)	$(2,336,289)
Balance – June 30, 2019	7,294,387	$992	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687	8,209,586	$821	0	$(35,003)	(1,350,000)	$(7,250)	$50,893,334	$(45,034,947)	$5,822,121

Page 4	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Month Periods Ended June 30, 2019 and 2018 (unaudited)

	June 30, 2019	June 30, 2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(2,336,289)	$17,867
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	324,060	274,644
Amortization of debt issuance costs	–	5,404
Stock-based compensation	94,761	144,575
Change in fair value of derivative		13,307
Changes in operating assets and liabilities:
Accounts receivable	443,999	(642,401)
Inventory	(683,613)	1,203,010
Prepaid and other current and non-current assets	188,255	925,562
Accounts payable	(1,012,645)	(1,696,649)
Accrued liabilities	(352,197)	(382,062)
Unearned revenue	(507,115)	(553,140)
Deferred rent	(22,258)	(13,307)
Other long-term liabilities		(29,058)
Net cash used in operating activities	(3,863,042)	31,875

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(250,829)	(316,132)
(Loans to) payments received on employee advances	(8,954)	5,204
Net cash used in investing activities	(259,784)	(310,928)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	–
Proceeds from exercise of employee stock options	–	15,612
Payments made to repurchase common stock	–
(Payments) borrowings on line of credit, net	(4,405,859)	(3,500,000)
Borrowings on notes payable	–
Payments on notes payable	–
Borrowings on term loans	–	1,000,000
Deferred financing costs	–
Proceeds from issuance of preferred stock, net of issuance costs	9,470,150
Net cash (used in) provided by financing activities	5,064,291	(2,484,388)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	941,465	2,763,441

CASH AND CASH EQUIVALENTS – beginning of period	1,902,865	5,189,721

CASH AND CASH EQUIVALENTS – end of period	$2,844,330	$2,426,280

Page 5	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

1.       DESCRIPTION OF BUSINESS

Winc, Inc. (the “Company” or “Winc”) is a Delaware Corporation, which was incorporated on August 11, 2011. The Company offers personalized consumer recommendations, delivering a shipment of wine per month for a monthly fee. The Company’s team of curators selects wine and present new offerings to customers each month. The Company has a direct-to-consumer model, which involves the Company bottling, labeling and distributing wine under its own winery license.

The Company sources from vineyards and works with winemakers and ships all wine, domestic and international, in bulk containers to a centralized winemaking and bottling facility on California’s Central Coast.

2.       BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, and financial activities of the Company and its subsidiary, BWSC, LLC. All significant intercompany transactions have been eliminated.

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Liquidity Matters

The Company has incurred losses, has negative cash flows from operations and has an accumulated deficit of approximately $45 million at June 30, 2019. Through June 30, 2019, the Company has been dependent on debt and equity financings to fund its operations.

The Company’s management believes it will continue to obtain third party financing to support future operations until the Company itself achieves profitability on a stand-alone basis. However, there can be no assurance that projected revenue growth and improvement in operating results will occur or that the Company will successfully implement its plans. In the event cash flow from operations and borrowings from affiliates is not sufficient, additional sources of financing will be required in order to maintain the Company’s current operations

Whereas management believes it will have access to other financing sources, no assurance can be given that such additional sources of financing will be available on acceptable terms, on a timely basis or at all.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant estimates are made in relation to depreciation and amortization of property and equipment, allowance for sales returns, inventory reserves, derivative liabilities, and stock-based compensation. Actual results may differ materially from these estimates.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase.

Accounts Receivable, net

Accounts receivable are recorded when earned and are presented in the accompanying consolidated balance sheet net of allowance for sales returns. The Company utilizes the allowance method for sales returns based upon historical experience. As of June 30, 2019 and December 31, 2018, total allowance for sales return amounted to $45,125 and $79,305, respectively.

Inventory

Inventory consists primarily of finished products (ready for sale), boxes/packaging, and raw materials (juice, wine, bottles, labels, etc.) and all inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method. All inventories are classified as current assets in accordance with recognized industry practice, although a portion of such inventories will be aged for periods longer than one year. The Company periodically reviews inventory for obsolete, spoiled, and slow moving items based on prior sales, forecasted demand, and historical experience, and as of June 30, 2019 and December 31, 2018, management of the Company concluded no allowance was required. Inventory is however, reduced for estimated losses related to shrinkage. The Company’s shrink estimate is based on historical losses verified by physical inventory counts.

As of June 30, 2019 and December 31, 2018, shrinkage allowance amounted to $48,162 and $100,198, respectively. Management of the Company believes the total allowance to be adequate.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimate useful lives of the assets. The following table presents the estimated useful lives by asset category:

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment (continued)

Category	Useful Life
Machinery and equipment	5 to 10 years
Computers and server equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	1 – 3 years
Purchased software and licenses	5 years
Capitalized software	3 years
Website development	1 year

Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of property and equipment are capitalized, while expenditures that do not, such as repairs and maintenance, are expensed as incurred. For the 6 month periods ended June 30, 2019 and 2018, total repairs and maintenance amounted to $666 and $2,709, respectively.

Deferred Rent

Rent expense is recorded on a straight-line basis over the lease term. Deferred rent is the difference between rent payments and rent expense in any period and is recorded as a liability in the consolidated balance sheet and then amortized as a reduction of rent over the term of the lease in accordance with Accounting Standards Codification (“ASC”) 840, Leases.

Derivative Liabilities

The Company accounts for its warrants issued in accordance with ASC 815, Derivatives and Hedging, which requires every derivative instrument within its scope to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings. Based on this guidance, the Company determined that the Company’s warrants do not meet the criteria for classification as equity.

Accordingly, the Company classified the warrants as liabilities. The warrants are subject to re-measurement at each balance sheet date from issuance and any change in fair value is recognized as a component of other expense. For the year ended December 31, 2018, total change in fair value amounted to $249,389, respectively. See Note 8 for description of warrant liabilities and its valuation.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition and Promotional Credit Liability

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, price is fixed or determinable, collectability is reasonably assured and delivery has occurred or services have been rendered.

The Company primarily derives its revenue from monthly fees from customers and through the sale of wine. The fees from customers are recognized on a month-to-month basis upon shipment of the product.

With respect to gift cards and promotional sales, they are recorded as unearned revenue when sold and recognized as revenue when: (1) redeemed by the guest or (b) the likelihood of being redeemed by the guest is remote (breakage). The Company has determined that there is no legal obligation to remit the value of the unredeemed gift cards under applicable state unclaimed property escheat statutes in any states in which the Company operates. Breakage is determined upon historical redemption patterns of the Company’s gift cards and promotional sales. Management is currently evaluating the impact of revenue recognition over time in proportion to actual redemptions on the Company’s financial position, results of operations or cash flows. Unearned revenue on gift cards, credits and promotional sales amounted to $954,990 and $1,462,105 at June 30, 2019 and December 31, 2018, respectively.

Advertising Costs

Advertising costs are expensed in the period incurred and aggregated $2,596,619 and $2,314,868 for the six month periods ended June 30, 2019 and 2018, respectively, and are included in marketing expenses in the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with ASC 718, Stock Compensation, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors based on the grant date fair values of the awards. The Company estimates the fair value of stock-based payment awards on the grant-date using Black-Scholes option-pricing.

Compensation expense for non-employee stock-based awards is recognized in accordance with ASC 505-50, Equity Based Payments to Non-Employees. ASC 505-50, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of services received. The Company records compensation expense based on the then-current fair values of the stock options at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock options’ fair value until the earlier of the date at which the non-employee’s performance is complete or a performance commitment is reached, which is generally when the stock vests.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation (continued)

Compensation expense totaled $94,762 and $128,490 for the six month periods ended June 30, 2019 and 2018, respectively.

Income Taxes

The Company provides for income taxes using the asset and liability method. Deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted statutory tax rates in effect for years in which differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect uncertainty associated with their ultimate realization. The Company’s net deferred tax assets have a full valuation allowance against them due to such uncertainty.

The Company evaluates its tax positions in a two-step process. First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the taxing authorities. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the consolidated financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company currently does not have any unrecognized tax benefits.

The Company initially recognizes a tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

The Company’s policy is to recognize both interest and penalties related to unrecognized benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities. The Company has not recorded any interest or penalties since inception.

As the determination of whether a tax position is greater than 50% likely of being realized and the related largest amount of benefit is subjective, it is possible that outside tax professionals or the taxing authority could conclude that the amounts recognized or disclosed in our consolidated financial statements would differ from amounts the Company’s management believes are applicable.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, employee advances, prepaid and other current assets, accounts payable, accrued liabilities, derivative liabilities, line of credit, notes payable and unearned revenues. The Company believes that the fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing market rates and the short-term maturities of certain financial instruments.

The Company measures the fair value of financial assets and liabilities recorded at fair value based on the guidance of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to expand disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company did not have any assets or liabilities that were measured at fair value on a recurring or nonrecurring basis during the periods ended June 30, 2019 and 2018, except for warrant liabilities which is measured using Level 3. There was no transfer between levels during the periods ended June 30, 2019 and 2018.

Internally Developed Software Costs

Computer software development costs are expensed as incurred, except for internal use software or website development costs that qualify for capitalization as described below, and include compensation and related expenses, costs of computer hardware and software, and costs incurred in developing features and functionality.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Internally Developed Software Costs (continued)

For computer software developed or obtained for internal use, costs that are incurred in the preliminary project and post implementation stages of software development are expensed as incurred. Costs incurred during the application and development stage are capitalized. Capitalized costs are amortized using the straight-line method over a three year estimated useful life, beginning in the period in which the software is available for use. Capitalized software development costs, net of accumulated amortization, totaled $645,516 and $637,090 as of June 2019 and 2018, respectively. Amortization of software costs was $216,878 and $165,098 for the six month periods ended June 30, 2019 and 2018.

Recent Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This guidance supersedes the revenue recognition requirements of Topic 605, including most industry-specific revenue recognition guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which amended ASU 2014-09 to defer the effective date for implementation for nonpublic entities to fiscal years beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. While early application of this guidance is permitted, application can only be done in accordance with the guidance. The Company is currently evaluating the impact of the future adoption of this guidance on the Company’s consolidated financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. This update requires lessees to recognize at the lease commencement date a lease liability which is the lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees will no longer be provided with a source of off-balance sheet financing. This update is effective for financial statements issued for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Applying a full retrospective approach is not allowed. Management is currently evaluating the impact of the future adoption of this guidance on the Company’s consolidated financial position, results of operations or cash flows.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Standards

In March 2016, the FASB issued ASU 2016-04, Liabilities - Extinguishment of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products. The amendment clarifies when it is acceptable to recognize the unredeemed portion of prepaid gift cards into income, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating the impact of the future adoption of this guidance on the Company’s consolidated financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This amendment is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the consolidated statement of cash flows. The amendment is effective for annual periods beginning after December 15, 2016, and interim periods therein. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

3.       INVENTORY

Inventory consists of the following as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Raw materials	$2,408,298	$4,590,574
Finished goods	5,712,544	4,346,593
Packaging	345,919	265,243
	8,466,791	9,202,410
Less: valuation allowance	(48,162)	(100,198)
	$8,418,599	$9,102,212

4.       PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Prepaid wine crushing services	$78,325	$743,243
Prepaid wine services	1,448,607	614,689
Prepaid other	483,747	440,769
Prepaid insurance and benefits	110,920	134,643
	$2,121,599	$1,933,334

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

5.       PROPERTY AND EQUIPMENT, net

Property and equipment, net consists of the following as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Computers and server equipment	$134,564	$116,867
Purchased software and licenses	132,048	132,048
Furniture and fixtures	585,809	559,327
Leasehold improvements	210,534	208,050
Machinery and equipment	299,069	299,069
Website development	167,943	167,718
Software	1,543,961	1,362,775
Other	54,868	37,190
	3,128,795	2,883,044
Less: accumulated depreciation and amortization	(2,155,070)	(1,831,011)
	$973,725	$1,052,033

Depreciation and amortization expense totaled $324,060, and $274,644 during the six month periods ended June 30, 2019 and 2018 respectively.

6.       ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Inventory received not billed	$783,719	$684,247
Alcohol and Tobacco tax	186,285	80,866
Accrued shipping	80,118	318,661
Accrued payroll liabilities	89,095	478,175
Other	251,612	181,077
	$1,390,829	$1,743,026

7.       DEBT

In connection with an amendment that took place in March 2015, the Company granted warrants to Square 1 Bank to purchase shares of Company’s Series B Preferred Stock. See Note 8 for description of warrant liability and its valuation.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

7.       DEBT (continued)

In October 2015, the Company entered into a Loan and Security Agreement with Western Alliance Bank for a revolving line of credit of up to $12,000,000. The line of credit was amended during 2017 to extend the maturity to November 2018 and reduce the credit line to $8,000,000. In November 2018, the Company amended the line of credit extending the maturity date to November 30, 2019. At June 30, 2019, the revolving line of credit bears an interest at a variable annual rate equal to 2% plus the Prime Rate (7.5% at June 30, 2019). There was no balance at June 30, 2019. On October 31, 2019, the maturity was extended to February 28, 2020.

The line of credit includes an inventory advance in the aggregate amount of $2,000,000 and accrues interest from the date of each inventory advance. Amounts borrowed must be repaid prior to or at maturity date.

In January and March 2017, the Company entered into two separate Note Payable Agreements for $1,500,000 and $1,000,000 with Super G Capital, LLC. The notes payable bear an interest rate of 36% per annum were both drawn and fully paid within 2017.

In December 2017, the Company entered into a Loan and Security Agreement with Multiplier Capital for a term loan of $5,000,000, of which $4,000,000 was disbursed in 2017, and the second disbursement of $1,000,000 was made to the Company in January 2018. The loan has a maturity date of June 2022 and bears an interest at a variable annual rate equal to the greater of 6.25% above the Prime Rate (11.75% at June 30, 2019) with a minimum interest rate of 11.5% per annum and a maximum interest rate of 14%. The balance at June 30, 2019, net of debt issuance costs, was $4,908,152.

In connection with the Loan and Security Agreement, the Company granted Multiplier Capital warrants to purchase shares of Company’s Series B-1 Preferred Stock. See Note 8 for description of warrant liability and its valuation.

Interest expense on the Company’s line of credit and note payable agreements for the six month periods ended June 30, 2019 and 2018 totaled $574,722 and $589,791, respectively.

8.       DERIVATIVE LIABILITIES

In connection with the Loan and Security Agreement entered in July 2013, the Company issued a warrant to Square 1 Bank to purchase 54,745 shares of the Company’s Series Seed Preferred shares at an initial exercise price of $0.2740 per share. The warrant expires in July 2023.

In connection with the Fourth Amendment to Loan and Security Agreement entered in June 2015, the Company issued a second warrant to Square 1 Bank to purchase 22,901 shares of the Company’s Series B Preferred Stock at an initial exercise price of $1.30997 per share. The warrant expires in March 2025. Square 1 Bank was merged with Pacific Western Bank in October 2015.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

8.	DERIVATIVE LIABILITIES (continued)

In connection with the Loan and Security Agreement entered in December 2017, the Company issued warrants to Multiplier Capital to purchase 859,644 shares of the Company’s Series B-1 Preferred shares at an initial exercise price of $1.31 per share. The warrant expires in December 2027.

The warrants are subject to re-measurement at each balance sheet date from issuance and any change in fair value is recognized as a component of other expense. At December 31, 2018, the Company estimated the fair value of warrants using Black-Scholes model and estimated the liabilities to be $722,587.

9.	COMMITMENTS AND CONTINGENCIES

Operating Leases

At June 30, 2019, the Company had two non-cancelable operating leases for its various facilities. Minimum future rental commitments under non-cancelable operating leases, primarily for equipment and office facilities at June 30, 2019 are as follows:

Years ending December 31
2019	$1,019,097
2020	1,049,961
2021	1,080,720
2022	1,069,044
2023	27,708
Total	$4,246,530

The Company is also party to two non-cancelable sublease agreements. Minimum future rental income under the non-cancelable operating leases, primarily office facilities at June 30, 2019 are as follows:

Years ending December 31
2019	$579,318
2020	394,000
2021	265,708
2022	298,691
2023	50,025
Total	$1,587,742

Rent expense was $459,322 and $603,233 for the six month periods ended June 30, 2019 and 2018, respectively, and is included in general and administrative expenses on the accompanying consolidated statements of operations. Included in other income (expense) on the accompanying consolidated statements of operations for the six month periods ended June 30, 2019 and 2018 are rental income from sublease agreements of $248,589 and $256,177, respectively.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

9.	COMMITMENTS AND CONTINGENCIES (continued)

Legal

The Company is involved, from time to time, in disputes that are incidental to its business. Management has reviewed these matters to determine if reserves are required for losses that are probable to materialize and reasonable to estimate in accordance with the authoritative guidance on accounting for contingencies. Management evaluates such reserves, if any, based upon several criteria including the merits of each claim, settlements discussions and outside legal counsel, as well as indemnification of amounts expended by the Company’s insurers or others, if any.

In management’s opinion, none of these legal matters, individually or in the aggregate, are likely to have a material adverse effect on the Company’s combined financial position or results of operations.

10.	STOCK-BASED COMPENSATION

All employees are eligible to be granted options to purchase common stock under the Company’s 2013 Equity Incentive Plans (the “Equity Plans”). Under provisions of the 2013 Equity Plans, the Company is authorized to issue up 21,955,249 of its common stock, of which 19,385,078 and 7,981,724 have been granted under stock option awards as of June 30, 2019 and December 31, 2018, respectively. The purpose of the Company’s stock-based compensation awards is to incentivize employees and other individuals who render services to the Company by providing opportunities to purchase stock in the Company.

All options granted under the 2013 Equity Incentive Plans will expire five and ten years from their date of issuance. Stock options generally have a four-year vesting period from their date of issuance.

The Company’s Board of Directors administer the Equity Plans, select the individuals to whom options will be granted, determine the number of options to be granted and the term and exercise price of each option. Incentive stock options and non-statutory stock options granted pursuant to the terms of the Equity Plans cannot be granted with an exercise price of less than 100% of the fair market value of the underlying Company stock on the date of the grant (110% if the award is issued to a 10% or more stockholder of the Company). The term of the options granted under the Equity Plans cannot be greater than 10 years and 5 years for incentive stock options granted to optionees who have greater than 10% ownership interest in the Company. Option granted generally vest 25% on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent 3 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model for incentive stock options granted to employees and on the reporting date for non-employees. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company estimates expected volatility based on historical and implied volatility data of comparable companies. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using the “simplified method” based on guidelines provided in SAB 107.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

10.	STOCK-BASED COMPENSATION (continued)

The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. Following is a summary of key weighted average valuation assumptions for options granted during the periods ended June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Risk free interest rates	1.84%	2.79%
Expected lives (in years)	6.25	6.00
Dividend yield	–	–
Expected volatility	34.89%	36.42%

The following tables summarize the activity of the Company’s stock options for the periods ended June 30, 2019 and December 31, 2018:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life
Options outstanding at January 1, 2018	7,981,724	.29	6.88
Exercised	(1,663,226)	.09
Granted	2,004,736	.48
Forfeited	(449,411)	.50
Expired	(333,114)	.48
Options outstanding at December 31, 2018	7,540,709	$.35	6.77
Exercised
Granted	10,433,731	.16
Forfeited	(573,162)	.48
Expired	(11,457)	.50
Options outstanding at June 30, 2019	17,389,821	$.35	6.03

The weighted average grant date fair value per share of stock options granted during the six months period and year ended June 30, 2019 and December 31, 2018 was $.06 and $0.20, respectively. During the six months period and year ended June 30, 2019 and December 31, 2018 the aggregate intrinsic values of stock option awards exercised were $0.0 and $664,898, respectively, determined at the date of option exercise.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

10.	STOCK-BASED COMPENSATION (continued)

The aggregate intrinsic value was calculated as the difference between the exercise prices of the underlying stock option awards and the estimated fair value of the Company’s common stock on the date of exercise. Total unvested shares at June 30, 2019 and December 31, 2018 totaled 1,252,991 and 2,546,744, respectively.

The total fair value of shares vested as of December 31, 2018, was $898,511.

Total stock-based compensation expense for the periods ended June 30, 2019 and December 31, 2018, $94,761 and $319,189, respectively. Total unrecognized compensation cost related to unvested stock options at June 30, 2019 and December 31, 2018 is $265,228, and is expected to be recognized as follows:

2019	$132,080
2020	$51,567
2021	$17,293
2022	$1,168

11.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan which permits participating U.S. employees to defer up to a maximum of 100% of their compensation, subject to limitations established by the Internal Revenue Service. Employees aged 21 and older are eligible to contribute to the plan starting 30 days after employment date. Once eligible, participants are automatically enrolled to contribute 6% of eligible compensation or may elect to contribute a whole percentage of their eligible compensation subject to annual Internal Revenue Code limits. The Company made no contributions for the periods ended June 30, 2019 and 2018.

12.	STOCKHOLDERS’ EQUITY

Fourth Amended and Restated Certification of Incorporation

In accordance with the Fourth Amended and Restated Certificate of Incorporation dated June 9, 2015, the Company is authorized to issue two classes of stock, common stock and preferred stock.

The Company shall have authority to issue 65,000,000 shares of common stock with par value of $0.0001 per share and 44,496,996 shares of preferred stock with par value of $0.0001 per share. 13,296,372 shares of preferred stock were designated as Series Seed Preferred Stock; 8,276,928 shares of preferred stock were designated as Series A Preferred Stock; 13,381,711 shares of preferred stock were designated as Series B Preferred Stock; and 9,541,985 shares of preferred stock were designated as Series B-1 Preferred Stock. The holders of preferred stock have conversion rights. Each shares of preferred stock shall be convertible, at the option of the holder at any time and without the payment of additional consideration by the holder into such number of fully paid and non-assessable shares of common stock as is determined

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

12.	STOCKHOLDERS’ EQUITY (continued)

by dividing the applicable original issue price by the applicable conversion price at the time of conversion. The Series A conversion price is equal to $1.2089. The Series Seed conversion price is equal to $0.2740.

The Series B conversion price is equal to $1.3099. The Series B-1 conversion price is equal to $1.31. Such initial conversion price, and the rate at which shares of preferred stock may be converted into shares of common stock, shall be subject to adjustments as provided in the Fourth Amended and Restated Certificate of Incorporation.

Shares of Series A Preferred Stock and Series B and B-1 Preferred Stock (the “Redeemable Preferred Stock”) shall be redeemed by the Company at a price equal to (a) the applicable original issue price per share plus all declared but unpaid dividends plus (b) an amount equal to eight percent of such applicable original issue price for each year (and a pro rata amount for any partial year). In the event of a notice of redemption of shares of Redeemable Preferred Stock, the conversion rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the conversion rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution, or winding up of the Company or a deemed liquidation event, the conversion rights shall terminate the close of business the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of preferred stock.

No fractional shares of common stock are issued upon conversion of the preferred stock. In lieu of any fractional shares, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Board of Directors of the Company.

At conversion, any shares of preferred stock shall be retired and cancelled and may not be reissued as shares of such series.

Preferred Stock

In February 2013, the Company issued an aggregate 13,241,627 of shares of preferred stock (“Series Seed”) at $0.2740 per share for total proceeds of $3,218,995, net of issuance costs. As of December 31, 2018, 2017 and 2016, 13,241,627 shares of Series Seed convertible preferred stock were issued and outstanding.

In April 2014, the Company converted debt and accrued interest of $1,085,159 into 1,245,831 shares of Series A convertible preferred stock. In April 2014, the Company issued an aggregate of 7,031,097 of shares of Series A preferred stock at $1.208914 per share for total proceeds of $8,372,863, net of issuance costs. As of December 31, 2018, 2017 and 2016, 8,276,928 shares of Series A convertible preferred stock were issued and outstanding.

During 2015, the Company raised capital of up to $17,471,540 (net of issuance costs) through the sale of 13,358,810 shares of Series B convertible preferred stock (the “Series B Preferred Stock”). As of December 31, 2018, 2017 and 2016, 13,358,810 shares of Series B convertible preferred stock were issued and outstanding.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

12.	STOCKHOLDERS’ EQUITY (continued)

During 2017, the Company raised capital of up to $8,966,987 (net of issuance costs) through the sale of 6,870,679 shares of Series B-1 convertible preferred stock (the “Series B-1 Preferred Stock”). As of December 31, 2017, 6,870,679 shares of Series B-1 convertible preferred stock were issued and outstanding.

During 2019, the Company raised capital of $9,500,000 (net of issuance costs) through the sale of 8,209,586 shares of Series C convertible preferred stock (The “Series C Preferred Stock”). As of June 30, 2019, 8,209,586 shares of Series C convertible stock were issued and outstanding

Unless otherwise indicated, all attributes described below applied to Series Seed, Series A Preferred Stock, Series B , B-1 and C Preferred Stock.

Voting Rights

The holders of common stock are entitled to one vote for each share of common stock.

The holders of preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Certificate of Incorporation, holders of preferred stock shall vote together with holders of common stock as a single class.

Dividends

The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of preferred stock shall simultaneously receive a dividend on each outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (a) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (b) the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (a) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (b) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of preferred stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

12.	STOCKHOLDERS’ EQUITY (continued)

As of June 30, 2019 and 2018, there were no dividends declared, paid, or set aside.

Liquidation

The holders of shares of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock.

After the payment of all preferential amounts required to be paid to the holders of shares of preferred stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Deemed liquidation events include (a) a merger or consolidation or (b) the sale, lease, transfer, exclusive license or other disposition.

The liquidation preferences at June 30, 2019 for the Series Seed, Series A, Series B, Series B-1 and Series C were $3,628,206, $10,006,094, $17,498,705 and $13,500,884, $14,999,997 respectively.

As of June 30, 2019 and 2018, no liquidation events occurred.

13.	INCOME TAXES

The Company's semiannual provision for income taxes is based on an estimated annual income tax rate. The Company's semiannual provision for income taxes also includes the tax impact of certain unusual or infrequently occurring items, if any, including changes in judgment about valuation allowances and effect of changes in tax laws or rates, in the semiannual period in which they occur. The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence, the Company does not believe it is more likely than not that the net deferred tax assets will be realizable. Accordingly, the Company has provided a full valuation allowance against net deferred tax assets as of June 30, 2019 and December 31, 2018. The Company intends to maintain the full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

As of December 31, 2018 the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $36.9 million and $37.1 million, respectively, which begin to expire in 2023. The utilization of net operating loss carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions due to a change in ownership.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six month periods ended June 30, 2019 and 2018 (unaudited)

13.	INCOME TAXES (continued)

The Company has not recognized any liability for unrecognized tax benefits. The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained; therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate.

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2018, the Company had no accrual for the payment of interest or penalties. For Federal purposes, the year’s subject to examination are 2016 through 2018. For state purposes, the year’s subject to examination are 2016 through 2018.

On December 22, 2017, the President signed the Tax Cuts and Jobs Act (the 2017 Act) into law. The Act had pervasive financial reporting implications for all companies with US operations, including reduction of the U.S. federal corporate tax rate from 35 percent to 21 percent. We reviewed and incorporated the tax bill implications through the 2018 consolidated financial statements. We remeasured the deferred taxes at new corporation rate of 21%, which reduced the net deferred tax assets, before valuation allowance, by $5.2 million in 2017.  Due to full valuation allowance, the change in deferred taxes was fully offset by the change in valuation allowance.

14.	CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. As of June 30, 2019 and December 31, 2018, the Company had cash at banks of $2,594,330 and $1,653,085, respectively, in excess of the FDIC insurance limit or in foreign bank accounts for which there is no FDIC insurance.

15.	SUBSEQUENT EVENTS

On September 26, 2019, the Company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it is offering to sell up to 10,611,205 shares of its Series D Preferred Stock, convertible into shares of Common Stock, at a price of $1.4136 per share. The Company intends to utilize the net proceeds from the Regulation A Offering to execute on its business plans.

The Company has evaluated subsequent events through December 20, 2019, the date the consolidated financial statements were available to be issued and concluded that no other events have occurred subsequent to June 30, 2019 that require consideration as adjustments to or disclosure in its consolidated financial statements, other than those disclosed above.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Los Angeles, California, on December 23, 2019.

Winc, Inc.
By Geoffrey McFarlane
Name: Geoffrey McFarlane
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Geoffrey McFarlane	Date: December 23, 2019
Geoffrey McFarlane, Chief Executive Officer and Director

/s/ Carol Brault	Date: December 23, 2019
Carol Brault, VP, Finance and Principal Accounting Officer

/s/ Alexander Oxman	Date: December 23, 2019
Alexander Oxman, Director

/s/ Laura Joukovski	Date: December 23, 2019
Laura Joukovski, Director

/s/ Kent Bennett	Date: December 23, 2019
Kent Bennett, Director

/s/ Xiangwei Weng	Date: December 23, 2019
Xiangwei Weng, Director

/s/ Shuhei Ohashi	Date: December 23, 2019
Shuhei Ohashi, Director

/s/ Patrick DeLong	Date: December 23, 2019
Patrick DeLong, Director